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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             KINETIC CONCEPTS, INC.
                                (NAME OF ISSUER)

                             KINETIC CONCEPTS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  49460W-01-0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DENNIS E. NOLL
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             KINETIC CONCEPTS, INC.
                               8023 VANTAGE DRIVE
                            SAN ANTONIO, TEXAS 78230
                           TELEPHONE: (210) 524-9000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

               DAVID W. HELENIAK, ESQ.                              STEPHEN D. SEIDEL, ESQ.
                 SHEARMAN & STERLING                               COX & SMITH INCORPORATED
                599 LEXINGTON AVENUE                            112 E. PECAN STREET, SUITE 1800
              NEW YORK, NEW YORK 10022                             SAN ANTONIO, TEXAS 78205
                   (212) 848-4000                                       (210) 554-5500

                                OCTOBER 8, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
================================================================================

    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
      $654,293,626.90                                         $130,858.73
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* For purposes of calculating fee only. This transaction applies to an aggregate of 35,440,157 shares (sum of (i) 32,633,971 outstanding shares of common stock (not including 186,824 treasury shares or 6,064,155, 100,000 and 3,837,890 shares of common stock held by James R. Leininger, M.D., Peter A. Leininger, M.D. and Richard C. Blum & Associates, L.P., respectively, to remain outstanding after the Offer) and (ii) 2,806,186 outstanding options to purchase shares of Common Stock).

  Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $19.25 per unit. The per unit price with respect to 723,300 options to purchase shares of Common Stock is $19.9375 per unit.

  The proposed maximum aggregate value of transaction is $654,293,626.90 (sum of (i) product of 32,633,971 shares of Common Stock and $19.25, (ii) product of
  (A) 2,082,886 options to purchase shares of Common Stock and (B) the difference between $19.25 and the exercise price of such options and (iii) product of (A) 723,300 options to purchase shares of Common Stock and (B) the difference between $19.9375 and the exercise price of such options).

  The total fee is $130,858.73 paid by wire transfer on October 7, 1997 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.
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

                                 SCHEDULE 13E-4
                                  INTRODUCTION

     This Issuer Tender Offer Statement (this "Statement") relates to the offer by Kinetic Concepts, Inc., a Texas corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $.001 par value per share ("Shares"), for $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal dated October 8, 1997 (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Kinetic Concepts, Inc., a Texas corporation (the "Company"), which has its principal executive offices at 8023 Vantage Drive, San Antonio, Texas 78230.

     (b) This Statement relates to the offer by the Company to purchase all of the Shares for $19.25 per Share, net to Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the Offer to Purchase under "INTRODUCTION," "THE TENDER OFFER --
Section 6. Price Range of Shares; Dividends" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 8. Financing of the Offer and the Merger" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OF PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (j) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purpose and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purpose and Reasons of Purchasers and Dr. James Leininger for the Transactions," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders," "THE TENDER OFFER -- Section 9. Dividends and Distributions" and "THE TENDER
OFFER -- Section 10. Effects of the Transactions on the Market for Shares; Exchange Act Registration" is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders," "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" and "THE TENDER OFFER -- Section 6. Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purpose and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purpose and Reasons of Purchasers and Dr. James Leininger for the Transactions," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions," "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER -- Section 13. Fees and Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1995 and December 31, 1996 and the Company's unaudited financial statements three-month and six-month periods ended June 30, 1996 and June 30, 1997 are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

     (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 12. Certain Legal Matters and Regulatory Approvals" is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated October 8, 1997.

     (a)(2) Letter of Transmittal, dated October 8, 1997.

     (a)(3) Notice of Guaranteed Delivery, dated October 8, 1997.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 8, 1997.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 8, 1997.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published in The Wall Street Journal on October 8, 1997.

     (a)(8) Press Release issued by the Company on October 3, 1997.

     (a)(9) Letter to the Company's Shareholders from Raymond R. Hannigan, President and Chief Executive Officer of the Company, dated October 8, 1997.

     (b)(1) Commitment Letter, dated October 1, 1997 from Bank of America National Trust and Savings Association, BancAmerica Robertson Stephens, Bankers Trust Company and BT Alex. Brown Incorporated.

     (b)(2) Engagement Letter, dated October 1, 1997, from BT Alex. Brown Incorporated and BancAmerica Robertson Stephens.

     (b)(3) Commitment Letter, dated October 1, 1997, from Bankers Trust New York Corporation and Bank of America National Trust and Savings Association.

     (c)(1) Transaction Agreement, dated as of October 2, 1997, among Fremont Purchaser II, Inc., RCBA Purchaser I, L.P. and the Company.

     (c)(2) Shareholder Support Agreement, dated as of October 2, 1997, among F Purchaser, B Purchaser and Dr. James Leininger.

     (c)(3) Agreement Among Bidders, dated as of October 2, 1997, between Fremont Partners, L.P. and Richard C. Blum & Associates, L.P.

     (c)(4) Kinetic Concepts, Inc. Management Equity Plan.

     (c)(5) Form of Stock Retention Agreement.

     (c)(6) Management Equity Agreement for Raymond R. Hannigan, dated October 2, 1997.

     (c)(7) Guarantee, dated October 2, 1997, by Fremont Partners, L.P.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 8, 1997

                                          KINETIC CONCEPTS, INC.

                                          By: /s/ DENNIS E. NOLL

                                            ------------------------------------
                                            Name: Dennis E. Noll
                                            Title: Senior Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
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
(a)(1)          Offer to Purchase, dated October 8, 1997.
(a)(2)          Letter of Transmittal, dated October 8, 1997.
(a)(3)          Notice of Guaranteed Delivery, dated October 8, 1997.
(a)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees, dated October 8, 1997.
(a)(5)          Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees, dated October 8, 1997.
(a)(6)          Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.
(a)(7)          Summary Advertisement as published in The Wall Street Journal on October 8,
                1997.
(a)(8)          Press Release issued by the Company on October 3, 1997.
(a)(9)          Letter to the Company's Shareholders from Raymond R. Hannigan, President and
                Chief Executive Officer of the Company, dated October 8, 1997.
(b)(1)          Commitment Letter, dated October 1, 1997 from Bank of America National Trust and Savings Association, BancAmerica Robertson Stephens, Bankers Trust Company
                and BT Alex. Brown Incorporated.
(b)(2)          Engagement Letter, dated October 1, 1997, from BT Alex. Brown Incorporated and
                BancAmerica Robertson Stephens.
(b)(3)          Commitment Letter, dated October 1, 1997, from Bankers Trust New York
                Corporation and Bank of America National Trust and Savings Association.
(c)(1)          Transaction Agreement, dated as of October 2, 1997, among Fremont Purchaser
                II, Inc., RCBA Purchaser I, L.P. and the Company.
(c)(2)          Shareholder Support Agreement, dated as of October 2, 1997, among F Purchaser,
                B Purchaser and Dr. James Leininger.
(c)(3)          Agreement Among Bidders, dated as of October 2, 1997, between Fremont
                Partners, L.P. and Richard C. Blum & Associates, L.P.

(c)(4)          Kinetic Concepts, Inc. Management Equity Plan.
(c)(5)          Form of Stock Retention Agreement.
(c)(6)          Management Equity Agreement for Raymond R. Hannigan, dated October 2, 1997.
(c)(7)          Guarantee, dated October 2, 1997, by Fremont Partners, L.P.
(d)             Not applicable.
(e)             Not applicable.
(f)             Not applicable.
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